Exhibit C

February 28, 2002

Dear Colleagues:

     After considerable research and analysis of a number of alternatives and regulations, Castle has developed a stock option revitalization program that may provide you with an opportunity to gain value from some of your existing stock options. As you know, we as a company are philosophically committed to the concept of aligning the interests of our senior management and management employees with those of our shareholders. In light of the recent stock market volatility, we felt it appropriate to offer this program to you in furtherance of the Board of Directors recognition of your efforts in light of the impact of low or nonexistent management bonuses and wage freezes. This voluntary program is the board’s way of saying to you we recognize your contributions, we appreciate your efforts and as the company’s financial position improves, we would want you to share in that gain. Included with this letter are important documents which explain the program in greater detail.

     Through this voluntary program, you may surrender for cancellation effective March 22, 2002 some or all of your existing stock options priced at $12.00 per share or higher. Provided that you remain an active employee of the company, Castle will grant you a new option of one share of common stock for every two shares of common stock surrendered under an existing option that has an exercise price equal to or greater than $12 per share. The new shares of common stock granted will be issued at Fair Market Value, as determined on the date of grant. The new options will be granted on or about six months and one day after the date of surrender. This waiting period between the surrender of your existing options and the grant of the new options is essential to avoid detrimental accounting consequences as explained in supporting documents attached to this letter. The new option shares will vest at a rate of one-third per year over a three-year period.

     TO TAKE PART IN THIS PROGRAM AND SURRENDER YOUR EXISTING OPTIONS, YOU MUST MANUALLY SIGN THE LETTER OF TRANSMITTAL, WHICH IS ATTACHED TO THIS LETTER, PROPERLY FILLED OUT, BEFORE THE EXPIRATION OF THIS OFFER AT 5:00 P.M. CENTRAL STANDARD TIME ON MARCH 22, 2002.

     Again, this is a voluntary program. You may choose not to surrender any options; or you may surrender some options and keep others; or you may choose to surrender all eligible options. However, if you decide to take part in this offer, we encourage you to please return the signed Letter of Transmittal, properly completed, to us as soon as possible before the expiration date.

     Please take the time to carefully read the documents and instructions related to this offer which are attached to this letter. We realize that these materials may appear quite lengthy, but all the supporting documents are legally and substantively necessary for you to make an informed decision on whether to take part in this program. We recommend that you start by carefully reviewing the Summary Term Sheet which provides an abridged breakdown of some of the key points of this option exchange program. The other supporting documents we recommend you review include the complete Offer to Exchange and the Letter of Transmittal. If you have any questions about the offer, please contact by e-mail at . While we believe that this program may provide you with an opportunity to gain value from stock options that have significantly higher exercise prices than current Fair Market Value, we strongly encourage you to consult with your own personal financial advisor before making a decision.

Sincerely,

G. Thomas McKane,
President and Chief Executive Officer